Information Technology Solutions Connecticut Water and Heritage Village Join to Serve Customers and Communities Water utilities are regulated by the US EPA and the Connecticut Department of Public Health (DPH) with regard to water quality and operations, and the Department of Energy and Environmental Protection for environmental compliance. Private water companies’ rates and service are overseen by the Public Utilities Regulatory Authority through a well-documented public process. Connecticut Water brings a depth of experience as well as technical and financial resources to effectively serve the community and customers of Heritage Village Water Company (HVWC). What can Connecticut Water bring to serve the community?  Understanding of complex water system operations and regulations,  Strong record of regulatory compliance and environmental stewardship,  Knowledge of the Heritage Village system and its operation, having been the contract operator for more than a decade,  Expertise in treatment, operations, engineering, and other critical support functions,  An experienced team with specialized licenses in water treatment, distribution, and cross connections,  In-house capabilities in customer service, billing, finance, information technology, water resource planning, environmental management, public relations, and regulatory affairs,  Financial resources to support the operations, maintain the system, and make necessary capital improvements to repair or replace infrastructure as needed over time. How will HVWC customers and community benefit from the merger?  Rates will stay the same and all aspects of the 2015 HVWC rate case decision will be honored,  The local office will be maintained for at least one year and HVWC employees will continue in their same roles with additional support and resources available from Connecticut Water,  Will be part of a larger, regional company that provides operational efficiencies, greater purchasing power and other economies of scale that result in cost savings, and  The Company will continue to pay significant local property taxes ($385,000 per year) with no additional costs or obligations to taxpayers. Connecticut Water is proud to deliver quality water and service to 92,000 customers in 56 Connecticut communities. Safe reliable water provides for public health, public safety, and economic development for customers and the communities we serve. We welcome the opportunity to serve the 4,700 customers of Heritage Village Water Company.

Maureen Westbrook Vice President Customer & Regulatory Affairs 860-664-6055 mwestbrook@ctwater.com Dan Meaney Director Corporate Communications 860-664-6016 dmeaney@ctwater.com Connecticut Water owns and operates systems that serve 92,000 customers in 56 towns in Connecticut including a system in the Central Naugatuck River Valley that serves approximately 10,000 customers in Beacon Falls, Bethany, Middlebury, Naugatuck, Prospect, and Waterbury. The company is a recognized leader in environmental stewardship and has an excellent reputation with regulators and community officials. Connecticut Water is a uniquely positioned partner who:  has a record of promoting water conservation to lower demands and reduce pressure on water resources,  is part of a larger water system and can provide operational flexibility and opportunities to adjust the use of sources to reduce the pressure on the sources in the Pomperaug River watershed,  can make up to 0.5 million gallons of water a day available to HVWC through an existing interconnection that will allow HVWC to satisfy their system demands in an environmentally sound manner, and  is eager to partner with local officials and the Pomperaug River Watershed Coalition to support the goals of protection of the local water resources. Continuing the Conversations While only about one-third of the residents of Southbury are served by the HVWC system, any decisions about the company and its ownership can affect the entire community. We want to be sure residents and local leaders are informed about how we plan to serve the community and we stand ready to answer any questions you may have. The companies will be open and transparent about the acquisition proceeding, which is subject to approval by the Connecticut Public Utilities Regulatory Authority (Docket # 16-07-09). There will be notice of any hearings and opportunities for the public to comment in the process. Regular communications will be provided to customers and a dedicated web page will be established for Heritage Village Water customers to access information on water quality, customer service and billing. We have a website to provide updated information at www.HeritageVillageWater.com or you may visit www.ctwater.com/HeritageVillageWater to learn more.